Application to Withdraw Two Amendments to Registration Statement

Pursuant to Rule 477 of the Securities Act of 1933

November 6, 2013

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Alison White

Re:	Davis Series, Inc. Securities Act of 1933, File No. 002-57209, and Investment Company Act of 1940, File No. 811-02679.

Dear Ms. Alison White:

Request

Pursuant to Rule 477 of the Securities Act of 1933 Davis Series, Inc. (“Registrant”) applies for immediate withdrawal of two pre-effective amendments filed on Edgar, as described below.

Background

Registrant is a money market fund. On 09/26/12 Registrant made an initial filing on Form N-14. Registrant filed using the 1933 Act registration number used in its Form N-1A registration statement (002-57209). The SEC assigned a new registration number to the N-14 filing (333-191399).

Registrant filed pre-effective amendment #1 to Form N-14 on 10/11/13. Registrant filed pre-effective amendment #2 to Form N-14 on 11/05/13. Unfortunately, both pre-effective amendments used Registrant’s Form N-1A 002-57209 number rather than the Form N-14 333-191399 number. Thus, Registrant now requests withdrawal of both pre-effective amendment #1 and pre-effective amendment #2 to Form N-14.

Registrant filed pre-effective amendment #3 to Form N-14 on 11/06/13 using the correct 333-191399 number. Registrant requested an effective date of 11/12/13 for its Form N-14 registration statement.

Compliance with Rule 477

Any application for withdrawal of an entire registration statement made before the effective date of the registration statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after the registrant files the application, the Commission notifies the registrant that the application for withdrawal will not be granted.

This request is being made prior to the dates the filings would have been declared effective.

The registrant must sign any application for withdrawal:

This application has been signed by an officer of the Registrant with signing authority.

Must state fully in it the grounds on which the registrant makes the application:

The grounds are fully stated in the section entitled “Background” above.

The fee paid upon the filing of the registration statement will not be refunded to the registrant.

Understood and agreed.

The registrant must state in the application that no securities were sold in connection with the offering.

The Registrant hereby represents and states that that no securities were sold in connection with the offering.

If the registrant applies for withdrawal in anticipation of reliance on §230.155(c):

Not applicable.

Description of Two SEC Filings Application is made to Withdraw

Registrant	Davis Series, Inc.
Registrant CIK#	0000203002
Registrant 40 Act#	811-02679
N-1A 33 Act#	002-57209
N-14 33 Act#	333-191399
Series	Davis Government Money Market Fund
Series ID	S000003444
Class A shares	C000009538

Pre-Effective Amendment #1

Date of filing	10/11/13
Form Type	N-14A
Acc-no:	0001193125-13-397852 (33 Act)

Pre-Effective Amendment #2

Date of filing	11/05/13
Form Type	N-14A
Acc-no:	0001193125-13-425507 (33 Act)

Please call the undersigned at 520/434-3771 with any comments or questions.

Respectfully,

/s/ Thomas Tays
Thomas Tays
Vice President & Secretary

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